14, bd du Général Leclerc
F 92572 Neuilly-sur-Seine Cedex
Téléphone : +33 1 41 43 15 00
Télécopie : +33 1 41 43 15 65

Cereol

File No : 82 - 5210

Cereol S.A.
14 boulevard du Général Leclerc
92200 Neuilly sur Seine
France

United States Securities and Exchange Commission
Washington D.C. 20549
United States

Neuilly, October 16th , 2002

Re: Disclosure Materials Provided by Cereol Pursuant to Application for Exemption Under Rule 12g3-2 (b)

Ladies and Gentlemen,

Please find attached the following disclosure materials for Cereol:

- Press Release dated October 15th, 2002: "Bunge purchases Edison Group's 54,69% stake in Cereol" (both in French and in English).

Cereol is providing these documents to you pursuant to its obligations under Rule 12g3-2 (b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours.

Matthieu Hauw
General Counsel

P dlw 11/14

Financial Data

Bunge purchases Edison Group's 54.69% stake in Cereol

Paris, October 15th 2002 - Bunge Investments France SAS, a wholly owned subsidiary of Bunge Limited, has today purchased Edison Group's 54.69% shareholding in our company and will file a standing offer and the appropriate documentation with the French market authorities for the remaining 45.31% shareholding held publicly, at 32 euros per share.

In addition, Bunge may pay up to an additional 3 euros per share to Edison and Cereol shareholders depending upon the resolution of a litigation *concerning the sale of Ducros.*

Today's announcement, made at this morning's Cereol Board meeting, follow the satisfaction of the conditions precedent of the stock purchase agreement entered into between Edison SpA and Bunge Limited on July 21, 2002, including US Department of Justice and EU approvals of Bunge's acquisition of Cereol. At its meeting held this morning, Cereol's Board of Directors, before its re-composition, has given a favorable recommendation to the contemplated standing market offer. Subsequently, Carl Hausmann was reconfirmed by the new Board as Chairman and CEO of Cereol.

Further to these decisions, Cereol has requested Euronext to suspend its share trading up to the filling of the standing offer which should take place very shortly.

Press contacts :

Cereol Henri Rieux Tel : +33 1 41 43 19 52

Tarick Dali Tel : +33 1 40 70 11 89

Bunge Mark McGann Tel: +33 1 53 96 83 83

Stephanie Tessier Tel: +33 1 53 96 83 83

Informations Financières

Bunge acquiert la participation majoritaire de 54,69% du groupe Edison dans Cereol

Paris, le 15 octobre 2002 -Bunge Investments France SAS, filiale à 100% de Bunge Limited a acquis aujourd'hui la participation de 54,69% du groupe Edison dans Cereol et va déposer auprès des autorités françaises de marché un projet de garantie de cours sur les actions de la société Cereol afin d'acquérir les 45,31% restant détenus dans le public, à 32 euros par action.

De plus, Bunge pourrait être amenée à verser un montant additionnel maximum de 3 euros à Edison et aux actionnaires de Cereol en fonction de la résolution du litige portant sur la cession de la société Ducros.

Cette annonce, faite ce matin par le Conseil d'Administration, fait suite à la réalisation des conditions suspensives du contrat d'acquisition intervenu entre Edison SpA et Bunge Limited le 21 juillet 2002, y compris l'approbation par le Département de la Justice Américaine et par l'Union Européenne du rachat de Cereol par Bunge.

Avant son renouvellement, le Conseil d'Administration de Cereol a émis un avis favorable concernant la garantie de cours envisagée. Carl Hausmann a été confirmé dans ses fonctions de Président et Directeur Général de Cereol par le nouveau Conseil d'Administration.

Faisant suite à ces décisions, Cereol a demandé la suspension du cours de son action auprès d'Euronext jusqu'au dépôt de la garantie de cours qui doit avoir lieu dans les tout prochains jours.

Contacts presse : Cereol Henri Rieux : +33 1 41 43 19 52

Tarick Dali : +33 1 40 70 11 89

Bunge Mark McGann :+33 1 53 96 83 83

Stéphanie Tessier : +33 1 53 96 83 83

14, bd du Général Leclerc
F 92572 Neuilly-sur-Seine Cedex

Téléphone : +33 1 41 43 15 00
Télécopie : +33 1 41 43 15 65

Cereol

File No : 82 - 5210

Cereol S.A.
14 boulevard du Général Leclerc
92200 Neuilly sur Seine
France

United States Securities and Exchange Commission
Washington D.C. 20549
United States

Neuilly, October 18th , 2002

Re: Disclosure Materials Provided by Cereol Pursuant to Application for Exemption Under Rule 12g3-2 (b)

Ladies and Gentlemen,

Please find attached the following disclosure materials for Cereol:

- Press Release dated October 17th, 2002: "Bunge files request for standing offer for outstanding Cereol shares" (both in French and in English).

Cereol is providing these documents to you pursuant to its obligations under Rule 12g3-2 (b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours.

Matthieu Hauw
General Counsel

BUNGE

Cereol

Paris, le 17 octobre 2002

BUNGE INVESTMENTS FRANCE S.A.S. DEPOSE UN PROJET DE GARANTIE DE COURS SUR LES ACTIONS DE LA SOCIETE CEREOL A UN PRIX DE 32 EUROS PAR ACTION

A la suite de l'acquisition le 15 octobre 2002 auprès d'Edison d'une participation majoritaire de 54,69% dans Cereol, Bunge Investments France S.A.S. (filiale à 100% de Bunge Limited) a déposé le 17 Octobre 2002 auprès des Autorités de Marché françaises (Conseil des Marchés Financiers et Commission des Opérations de Bourse) un projet de garantie de cours pour la totalité des actions Cereol restant dans le public, à un prix de 32 euros par action. En outre, les actionnaires pourront, le cas échéant, recevoir un Complément de Prix d'un montant maximum de 3 euros par action dont le montant dépendra de l'issue du litige Ducros en cours dont Cereol fait l'objet. **L'attention des actionnaires est attirée sur le fait que seuls les actionnaires qui auront apporté leurs actions à la branche de l'offre semi-centralisée par Euronext Paris auront droit, le cas échéant, au Complément de Prix.** Les actions cédées sur le marché durant la garantie de cours et acquises pour le compte de Bunge Investments France S.A.S. ne donneront pas droit à l'attribution de cet éventuel Complément de Prix.

Cette offre et la diffusion au public de la Note d'Information conjointe restent soumises à l'approbation des Autorités de Marché.

Acquisition de la participation majoritaire dans Cereol détenue par Edison

Le 21 juillet 2002, la société Bunge Limited (« Bunge ») a conclu un accord avec Edison (« Edison ») portant sur l'acquisition de 54,69% du capital de Cereol. Le prix d'acquisition de ce bloc d'actions est de 449.191.040 euros, soit 32 euros par action. Bunge s'est également engagée à verser à Edison un Complément de Prix d'un montant maximum de 3 euros par action en fonction du règlement du litige en cours relatif à la cession de Ducros.

Après la constatation de la levée des conditions suspensives du contrat d'acquisition, la cession est intervenue le 15 octobre 2002. Simultanément à l'acquisition, Bunge Investments France S.A.S. et Edison ont conclu un accord de non-concurrence aux termes duquel Edison s'est engagée pour une période de trois ans à ne pas solliciter, ni engager des dirigeants ou des cadres supérieurs du groupe Cereol et à ne pas faire directement ou indirectement concurrence au groupe Cereol dans le secteur agro-alimentaire ainsi qu'au groupe Bunge dans certaines de ses activités en contrepartie du versement par Bunge Investments France S.A.S. à Edison d'une somme de 14 millions d'euros.

A la suite de l'acquisition de ce bloc de contrôle, Bunge détient indirectement, par l'intermédiaire de sa filiale Bunge Investments France S.A.S., 14.037.220 actions Cereol représentant (hors actions autodétenues) 54,69% du capital et 55% des droits de vote de la société.

La composition du Conseil d'Administration de Cereol a été modifiée le 15 octobre 2002 afin de refléter le nouvel actionnariat de Cereol. La nouvelle composition du Conseil d'Administration est maintenant : Carl Hausmann, Président-Directeur Général, Susanna Karin Ter-Jung, David Benedict Pearcy, Peter Simeons, Yves-René Nanot et Edouard Silvy.

Motifs de l'opération et Intentions de Bunge

Bunge est un groupe intégré du secteur agro-alimentaire, dont l'activité s'inscrit de façon continue tout au long de la chaîne allant de l'exploitant agricole au consommateur. Bien que disposant de capacités de distributions mondiales, l'essentiel de l'activité du groupe se situe en Amérique du Nord et du Sud. Bunge emploie plus de 18.000 salariés répartis dans plus de 21 pays. Son siège opérationnel est situé à White Plains, dans l'Etat de New York.

L'acquisition de Cereol fait de Bunge le leader mondial de la transformation des graines oléagineuses, et lui permettra de disposer d'activités intégrées dans des zones géographiques clés. Elle permettra notamment à Bunge d'accroître sa taille et de gagner en efficacité, d'élargir son implantation et de présenter un profil financier plus stable. Bunge disposera, en outre, du fait de cette acquisition, d'une répartition géographique de ses activités plus équilibrée et d'un portefeuille de produits plus vaste.

En Amérique du Nord, Cereol opère au travers de deux filiales principales : Central Soya, un acteur majeur de la transformation des graines de soja dans le Midwest et l'Est des Etats-Unis, et CanAmera, le premier groupe de transformation de « canola » (colza), dont les infrastructures sont situées à des endroits stratégiques du Canada. Cereol est également un acteur leader en Europe – le premier marché mondial de farines riches en protéines – avec une présence forte tant dans la transformation de graines oléagineuses que dans les produits d'huile alimentaire ; Cereol permettra ainsi à Bunge de mieux répondre à la demande de farines végétales dans cette région.

L'acquisition de Cereol devrait enfin élargir le portefeuille d'ingrédients de spécialités et accroître significativement son chiffre d'affaires sur le segment des ingrédients de spécialités à base de soja.

Du fait de l'acquisition, Bunge a repris la dette de Cereol qui s'élevait, au 30 juin 2002, à 601,2 millions d'euros. Bunge, en outre, a mis en place le refinancement de cette dette à hauteur d'environ 310 millions d'euros.

Bunge estime que le rapprochement des deux groupes permettra de réaliser des synergies comprises entre environ 20 et 25 millions d'euros, en année pleine, d'ici la fin de la première année du rapprochement des deux groupes. Le montant des synergies pourrait atteindre environ 45 à 50 millions d'euros la troisième année. Les synergies attendues proviendront d'une amélioration de l'efficacité opérationnelle et logistique des deux groupes, d'économies de coûts dans certains secteurs comme ceux de la recherche et du développement, des ventes, du marketing et des dépenses d'investissements.

Bunge prévoit d'étudier différents projets qui pourraient être susceptibles d'être mis en œuvre au cours des douze prochains mois en ce qui concerne certaines activités de Cereol. Ces projets auraient pour objectif d'accroître le développement des activités de Cereol au sein du groupe Bunge et d'assurer une optimisation des coûts et des moyens industriels. Ces projets pourraient se concrétiser par la création de joint ventures, d'alliances stratégiques, et par d'éventuelles acquisitions ou fusions ainsi que par des cessions de certains actifs. Bunge étudiera l'optimisation et le développement des synergies avec Cereol, notamment le transfert ou la fermeture de certains bureaux et la rationalisation de leurs capacités. Aucune décision n'a été arrêtée à ce jour.

Il existe actuellement un partenariat entre les sociétés Sofiproteol et Cereol par l'intermédiaire de la société Saipol qui est actuellement détenue à hauteur de 66,66% par Soprol, une filiale de Sofiproteol, et de 33,34% par Lesieur, une filiale à 100% de Cereol. Du fait de l'acquisition de Cereol par Bunge, des discussions sont en cours entre Bunge et Sofiproteol sur les conditions futures de ce partenariat.

Ces discussions pourraient conduire, notamment, à un renforcement des relations entre Saipol et Lesieur, en vue de développer la filière française. Cette évolution pourrait se traduire par la cession par Cereol de sa participation dans Lesieur à Saipol dont Cereol détiendrait 33,34% du capital. Sa mise en œuvre ne pourrait avoir que des impacts très limités en matière d'emploi, liés à des ajustements d'organisation. En 2001, le chiffre d'affaires consolidé de Lesieur s'est élevé à 703,9 millions d'euros et son EBITDA (défini comme le résultat d'exploitation avant dotation aux amortissements et provisions) consolidé à 31,3 millions d'euros.

Bunge se réserve la faculté de déposer un projet d'offre publique de retrait éventuellement suivie d'une procédure de retrait obligatoire sur les actions Cereol restant alors détenues par le public si, à l'issue de la présente garantie de cours, elle venait à détenir au moins 95 % des droits de vote de Cereol.

Il n'est pas dans l'intention du groupe Bunge de mettre en place une politique active en matière de distribution de dividendes pour les actionnaires de Cereol.

Caractéristiques de la garantie de cours

La garantie de cours porte sur l'ensemble des actions Cereol non détenues par Bunge, (soit un maximum de 11.631.389 actions), y compris l'ensemble des actions qui résulteraient de l'exercice des options d'achat d'actions Cereol susceptibles d'être exercées jusqu'à la date de clôture de la garantie de cours. Le Conseil d'administration de Cereol a décidé à l'unanimité, préalablement à sa recomposition, d'apporter à la garantie de cours les actions autodétenues par la société, à l'exception de celles destinées au plan d'achat d'actions Cereol. Au 15 octobre 2002, Cereol détenait directement 144.200 de ses propres actions représentant 0,56% du capital de la société, parmi lesquelles 117.100 actions sont destinées aux plans d'options d'achat d'actions Cereol et qui, en conséquence, ne pourront être apportées à la garantie de cours.

L'offre sur les actions Cereol est faite exclusivement en France. Notamment, concernant les Etats-Unis, il est précisé que la présente offre n'est pas faite, directement ou indirectement, aux Etats-Unis ou à des personnes américaines, et aucune acceptation de cette offre ne peut provenir des Etats-Unis.

Crédit Agricole Indosuez, Credit Suisse First Boston et Morgan Stanley & Co. International Limited sont établissements co-présentateurs de la garantie de cours. Seul Crédit Agricole Indosuez garantit la teneur et le caractère irrévocable des engagements pris par Bunge Investments France S.A.S. dans le cadre de l'offre. En outre, Crédit Agricole Indosuez garantit le paiement du Complément de Prix revenant, le cas échéant, aux actionnaires de Cereol qui auront apporté leurs titres à l'offre semi-centralisée par Euronext Paris SA.

L'offre sera ouverte durant une période de 15 jours de bourse.

Complément de Prix

Aux termes du contrat d'acquisition entre Bunge et Edison, Edison pourra éventuellement percevoir un Complément de Prix d'un montant maximum de 3 euros par action Cereol (soit un montant total maximum de 42,1 millions d'euros), dont le montant dépendra du règlement d'un litige en cours, relatif à la cession de Ducros et dont Cereol fait l'objet.

Bunge Investments France S.A.S. pourrait payer un Complément de Prix d'un montant maximum de 3 euros par action Cereol aux seuls actionnaires de Cereol qui auront apporté leurs actions à la branche de l'offre semi-centralisée par Euronext Paris. Le montant cumulé maximum du Complément de Prix pouvant être versé aux actionnaires de Cereol, à l'exclusion d'Edison, serait de 34,9 millions d'euros dans l'hypothèse où toutes les actions seraient apportées à la branche de l'offre semi-centralisée par

Euronext Paris et que le Complément de Prix par action serait égal au montant maximum de 3 euros par action.

Les conditions de paiement de cet éventuel Complément de Prix sont les suivantes :

- si le litige Ducros est définitivement résolu dans un délai de trois ans à compter de l'acquisition du contrôle de Cereol par Bunge (soit au plus tard le 15 octobre 2005 inclus), les actionnaires de Cereol qui auront apporté leurs actions à la branche de l'offre semi-centralisée par Euronext Paris percevront pour chaque action ainsi apportée un montant égal à la différence, si elle est positive, entre 3 euros et le montant définitif que Cereol sera, le cas échéant, tenue de payer au titre de la résolution du litige Ducros, divisé par le nombre total d'actions Cereol à ce jour ;
- si le litige Ducros n'est pas définitivement résolu dans un délai de trois ans à compter de l'acquisition du contrôle de Cereol par Bunge (soit, après le 15 octobre 2005), les actionnaires de Cereol qui auront apporté leurs actions à la branche de l'offre semi-centralisée par Euronext Paris percevront un Complément de Prix d'un montant fixe de 3 euros par action.

Il est rappelé que seuls les actionnaires qui auront apporté leurs actions à la branche de l'offre semi-centralisée par Euronext Paris auront droit au Complément de Prix.

Les modalités de paiement de ce Complément de Prix seront détaillées dans une note circulaire adressée aux intermédiaires financiers par Crédit Agricole Indosuez.

Financement de la garantie de cours

Le prix d'acquisition, s'élevant à un montant maximum de 372.204.448 euros (ce montant pouvant être porté à 407.098.615 euros si tous les actionnaires minoritaires apportent leurs titres à la branche de l'offre semi-centralisée par Euronext Paris et que le paiement au titre du Complément de Prix est de 3 euros par action) sera financé au moyen d'emprunts et de liquidités disponibles.

Eléments d'appréciation du prix offert

Dans le cadre de la garantie de cours, le prix offert pour chaque action de Cereol est de 32 euros, équivalent au prix payé par Bunge à Edison. Dans le cadre de cette garantie de cours, l'analyse des principales méthodes d'évaluation retenues fait ressortir de manière synthétique les résultats suivants :

	Prime / (Décote) de l'offre
Cours de bourse - Période de référence au 27 mars 2002 [1]	
Moyenne pondérée 1 mois	9,0%
Moyenne pondérée 3 mois	10,5%
Moyenne pondérée 6 mois	13,3%
Moyenne pondérée du 2 juillet 2001 (date d'introduction en bourse de Cereol) au 27 mars 2002	19,1%
Cours de clôture au 27 mars 2002	8,6%
Plus haut cours en séance [2] du 2 juillet 2001 au 27 mars 2002	1,1%
Plus bas cours en séance [3] du 2 juillet 2001 au 27 mars 2002	58,8%
Analyse des sociétés comparables	
Sur la base du cours de bourse au 19 Juillet 2002 pour les sociétés comparables (dernier cours avant annonce de la signature d'un contrat de cession du bloc d'Edison à Bunge pour 32€)	
Valeur d'entreprise / EBITDA 2001	27.0%
Valeur d'entreprise / EBIT 2001	18.7%
Analyse des transactions comparables	
Valeur d'entreprise / EBITDA (12 derniers mois)	(29.4%)
Valeur d'entreprise / EBIT (12 derniers mois)	18.1%

1 Du fait des rumeurs de marchés mentionnant une possible prise de contrôle de Cereol et apparue après le 27 mars 2002, le cours de bourse après cette date reflète une prime spéculative anticipant la réalisation d'une opération de prise de contrôle.
2 Atteint le 5 décembre 2001.
3 Atteint le 25 septembre 2001.
Source: Fininfo

Recommandation du Conseil d'administration de Cereol

Le Conseil d'administration de Cereol, présidé par Monsieur Carl Hausmann, s'est réuni le 15 octobre 2002, et après avoir délibéré, a considéré à l'unanimité que la reprise de Cereol par Bunge est conforme tant aux intérêts propres de la société elle-même qu'à ceux de ses actionnaires. Le Conseil d'administration a examiné le projet de garantie de cours au prix de 32 euros par action assorti d'un Complément de Prix éventuel d'un montant maximum de 3 euros, selon l'issue du litige Ducros, versé aux actionnaires minoritaires qui auront apporté leurs titres à l'offre semi-centralisée de la garantie de cours. Il a considéré que cette offre constituait une opportunité pour les porteurs de titres Cereol qui souhaitent bénéficier d'une liquidité immédiate, et a recommandé aux actionnaires de Cereol d'apporter leurs titres à la garantie de cours effectuée par Bunge Investments France S.A.S.

A propos de Bunge Limited (www.bunge.com)

Bunge est un Groupe intégré du secteur du marché de l'agro-alimentaire, dont l'activité s'inscrit de façon continue tout au long de la chaîne allant de l'exploitant agricole au consommateur final. Bien que disposant de capacités de distributions mondiales, l'essentiel de l'activité du groupe se situe en Amérique du Nord et du Sud ainsi qu'en Europe. Bunge emploie près de 18.000 salariés répartis dans 21 pays. Le siège opérationnel de Bunge est situé à White Plains, New York. L'acquisition de Cereol fait de Bunge le leader mondial de la transformation des graines oléagineuses.

A propos de Bunge Investments France SAS

Bunge Investments France SAS est une société par actions simplifiée de droit français, holding d'acquisition constituée pour les besoins de l'acquisition de Cereol. Elle est une filiale à 100% de Bunge Limited.

A propos de Cereol

Cereol est un acteur leader dans l'industrie de la transformation des graines oléagineuses végétales. La transformation des graines oléagineuses conduit à la production et à la commercialisation d'huiles destinées à l'alimentation humaine, de tourteaux destinés à la nutrition animale et d'ingrédients alimentaires élaborés, comme les protéines et les lécithines. La société, dont le siège social est situé en France, opère également en

Amérique du Nord et en Europe. Elle emploie près de 6.000 personnes, gère 52 sites industriels et dispose de capacités de distribution à échelle mondiale.

Les informations contenues dans le présent communiqué de presse incluent des informations prévisionnelles qui expriment des anticipations d'évènements et des résultats futurs. Toutes les informations fondées sur des anticipations plutôt que sur des éléments historiques impliquent par nature des risques et des incertitudes sur lesquels Bunge Limited ne peut donner l'assurance que ces informations seront exactes. De nombreux facteurs, y compris la capacité de Bunge à intégrer les activités de Cereol et à évaluer les bénéfices futurs résultant de l'acquisition, le niveau de la demande concernant les produits que le groupe vend ou utilise dans son processus de production, les variations des cycles industriels, y compris dans l'industrie agro-alimentaire, les conditions économiques et politiques au Brésil et en Argentine et plus généralement, les autres facteurs économiques, concurrentiels et/ou réglementaires qui sont susceptibles d'affecter l'activité pourront remettre en cause ces anticipations ainsi que les autres prévisions contenues dans le présent communiqué.

Contacts :

Pour Bunge Limited et Bunge Investments S.A.S. :
Brunswick Group
Mark MacGann - Tel: +33 1 53 96 83 70 / Stéphanie Tessier - Tel: +33 1 53 96 83 79

Pour Cereol :
Henri Rieux - Tel : +33 1 41 43 19 52 / DGM : Tarick Dali - Tél : +33 1 40 70 11 89

BUNGE

Cereol

Paris, 17 October 2002

The offer for the Cereol shares is made exclusively in France. In particular, the offer is not being made, directly or indirectly, in or into the United States or to any U.S. person, and the offer may not be accepted from the United States.

BUNGE INVESTMENTS FRANCE S.A.S. FILES REQUEST FOR STANDING OFFER FOR OUTSTANDING CEREOL SHARES, AT A PURCHASE PRICE OF €32

Following the acquisition of Edison's 54.69% stake in Cereol on October 15, 2002, Bunge Investments France S.A.S. (a wholly-owned subsidiary of Bunge Limited) filed on 17 October, 2002 with the French stock market authorities (Conseil des Marchés Financiers and Commission des Opérations de Bourse) a standing offer for all outstanding Cereol shares not currently held, at a price of € 32 per share. In addition, shareholders may receive, if any, an Additional Purchase Price of up to € 3 per share, depending on the resolution of the Ducros litigation to which Cereol is party. **The shareholder's attention is brought to the fact that only shareholders contributing their shares to the branch of standing offer centralized by Euronext Paris will be entitled to receive, as the case may be, such payment**. Shareholders selling their shares on the market during the standing offer acquired on behalf of Bunge Investments France S.A.S. will not be entitled to the potential Additional Purchase Price.

The offer and the public release of the related information memorandum are subject to approval by the French market authorities.

Acquisition of a controlling block of Cereol shares from Edison

On July 21, 2002, Bunge Limited (Bunge) signed an agreement with Edison for the purchase of its 54.69% interest in Cereol share capital for € 449,191,040, or € 32 per share. Bunge also agreed to pay to Edison an Additional Purchase Price of up to € 3 per share depending on the outcome of the Ducros litigation.

After satisfaction of the conditions to closing included in the share purchase agreement, the closing of this transaction occurred on October 15, 2002. Upon closing, Bunge Investments France SAS paid € 14 million to Edison for its agreement not to compete directly or indirectly with Cereol in agribusiness and with Bunge with respect to certain activities, and not to solicit or employ any senior employee of the Cereol group, for the next three years.

Following the acquisition of the controlling block, Bunge, through its subsidiary Bunge Investments France SAS, owns 14,037,220 shares of Cereol representing (excluding treasury shares) 54.69% of Cereol share capital and 55% of Cereol voting rights.

Following the acquisition of the controlling block, the members of the Board of Cereol were reconstituted on October 15, 2002, and the new composition of the Board is now: Carl Hausmann, Chairman and Chief Executive Officer, Susanna Karin Ter-Jung, David Benedict Pearcy, Peter Simeons, Yves-René Nanot and Edouard Silvy.

Purpose of the Transaction and Intentions of the Offeror

Bunge Limited is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with primary operations in North and South America and worldwide distribution capabilities. Headquartered in White Plains, New York, Bunge has over 18,000 employees and operations in 21 countries.

With the acquisition of Cereol, Bunge is the world's leading oilseed processing company, with integrated operations across key geographic regions. The acquisition of Cereol increased Bunge's scale and efficiency, expanded its global reach and will result in a more stable financial profile due to better geographic balance and a wider product portfolio.

In North America, Cereol operates through two primary subsidiaries, Central Soya, a major processor of soybeans in the Midwest and Eastern United States, and CanAmera, the largest processor of canola, with operations strategically located throughout Canada. Cereol is also a leader in Europe – the largest market for protein meals in the world – with a strong presence in both oilseed processing and edible oil products. Cereol provides Bunge with an enhanced ability to participate in the region's demand for domestically crushed meal.

The acquisition of Cereol will also broaden Bunge's portfolio of ingredients products and is expected to significantly increase its revenues in the segment of soy-based edible oils.

On the closing date, Bunge assumed Cereol's net debt, which was approximately €601.2 million. Additionally, Bunge has refinanced approximately €310 million of the Cereol's debt.

Bunge expects the combined companies to achieve synergies of approximately € 20 - € 25 million by the end of the first full year of combined operations, increasing to an annual run-rate of approximately € 45- € 50 million in the third year. The expected synergies include operating and logistics efficiencies and avoided planned future expenditures in areas such as research and development, sales, marketing and capital expenditures.

Bunge intends to study various projects that could be implemented within the next twelve months with respect to certain of Cereol's operations, with a view to increase efficient and effective development of Cereol's activities within Bunge and to assure cost and industrial optimization. These projects could include joint ventures, strategic alliances, acquisitions and mergers, or sales of certain assets. Bunge intends to study all possible ways to maximize synergies, including certain offices relocations or closures and rationalization of their capacity. No decision has been made at this time.

There is currently a partnership, between Sofiproteol and Cereol in Saipol, which is 66.66% owned by Soprol (a subsidiary of Sofiproteol) and 33.34% owned by Lesieur (a wholly-owned subsidiary of Cereol). As a result of the Cereol acquisition by Bunge, discussions regarding the future conditions of the partnership are currently being held between Bunge and Sofiproteol. Such discussions may result, inter alia, in strengthening the relationships between Saipol and Lesieur to develop the French oilseed industry. This evolution may, inter alia, result in the sale by Cereol of its interest in Lesieur business to Saipol, of which Cereol would hold 33.34%. Its implementation may only have very limited impact on employment, relating to minor organization adjustments. In 2001, consolidated net sales of Lesieur amounted to €703.9 million and consolidated EBITDA (operating income adjusted for depreciation and provision) of €31.3 million.

Bunge reserves the right to review the possibility of launching a minority buy-out offer, followed as the case may be, by a squeeze out, and the subsequent de-listing of Cereol shares, should it receive in the standing offer more than 95% of Cereol's voting rights.

Bunge does not expect Cereol to conduct an active dividend distribution policy.

Characteristics of the Standing Offer

The standing offer is for all outstanding Cereol shares not currently held by Bunge (i.e. a maximum of 11,631,389 shares), including all Cereol shares that would result from the exercise of Cereol purchasing stock options while the standing offer is open. The board of Cereol has decided unanimously to tender the company's treasury shares to the standing offer with the exception of those held by the company in consideration of its purchasing stock option plans. As of October 15, 2002, Cereol holds, as treasury stock, 144,200 shares representing 0.56% of the share capital of the company, of which 117,100 of those shares are reserved for the exercise of stock option plans and therefore will not be contributed to the standing offer.

The standing offer for the Cereol shares is made exclusively in France. In particular, the standing offer is not being made, directly or indirectly, in or into the United States or to any U.S. person, and the offer may not be accepted from the United States.

Crédit Agricole Indosuez, Credit Suisse First Boston and Morgan Stanley & Co International Limited are co-sponsor banks *("banques présentatrices")* of the standing offer. Only Crédit Agricole Indosuez, however, guaranties the content and the irrevocability of the undertakings of Bunge Investments France S.A.S. in connection with the standing offer. In addition, Crédit Agricole Indosuez shall guarantee the payment of the Additional Purchase Price, to which Cereol shareholders contributing their shares into the centralized branch of the standing offer will be entitled, as the case may be.

Once commenced, the offer will remain open for a period of 15 trading days.

<u>Additional Purchase Price ("Complément de Prix")</u>

Pursuant to the agreement between Bunge and Edison, Edison may receive an Additional Purchase Price ("*Complément de Prix*") of up to € 3 per Cereol share (representing a total maximum amount of € 42.1 million). The amount of the Additional Purchase Price, if any, will depend on the outcome of arbitration relating to the Ducros sale to which Cereol is party.

Bunge Investments France S.A.S. may pay, as the case may be, an Additional Purchase Price of up to € 3 per share tendered to those (and only those) Cereol shareholders that tendered their shares into the Branch of standing offer centralized by Euronext Paris. The aggregate maximum Additional Purchase Price that may become payable to Cereol shareholders excluding Edison would be € 34.9 million assuming all shares issued and outstanding are tendered to the branch of the standing offer centralized by Euronext Paris and assuming an Additional Purchase Price per share equal to € 3.

The payment of the Additional Purchase Price will be made as follows:

- if the Ducros litigation is finally resolved within three years of the closing (i.e. before October 15, 2005 included), Cereol shareholders that tender their shares into the branch of the standing offer centralized by Euronext Paris will receive for each share so tendered an amount equal to the difference, if positive, between € 3 and the amount which Cereol will, as the case may be,

have to pay, in connection with a final resolution of the Ducros litigation divided by the total number of Cereol shares on closing;

- if the Ducros litigation is not finally resolved within three years of the closing (i.e. after October 15, 2005), Cereol shareholders that tender their shares into the branch of the standing offer centralized by Euronext Paris will receive an Additional Purchase Price equal to € 3 per share.

It is important to note that only those shareholders who contribute their shares to the branch of the standing offer centralized by Euronext Paris will be entitled to receive such Additional Purchase Price.

Payment conditions of the Additional Purchase Price will be detailed in a circular sent to the accredited financial intermediaries by Crédit Agricole Indosuez.

Financing of the standing offer

The standing offer, representing a maximum amount of € 372,204,448 (or € 407,098,615 assuming all shares issued and outstanding are tendered to the branch of the standing offer centralized by Euronext Paris and assuming an Additional Purchase Price per share equal to € 3), will be financed by Bunge Investments France with available cash and borrowings.

The Offer Price

The offer price proposed in the context of the standing offer is € 32 per share, equal to the price paid by Bunge to Edison. The offer price may be analyzed based on several criteria. The table below sets forth a summary valuation based on criteria retained:

	Premium / (Discount) based on offer price of €32
Stock Price – Reference period as of March 27, 2002 (1)	
1 Month Weighted Average	9.0%
3 Month Weighted Average	10.5%
6 Month Weighted Average	13.3%
Weighted Average from July 2, 2001 (IPO date of Cereol) to March 27, 2002	19.1%
Closing Price at of March 27, 2002	8.6%
High [2] from July 2, 2001 to March 27, 2002	1.1%
Low [3] from July 2, 2001 to March 27, 2002	58.8%
Trading Multiples of Comparable Companies	
Based on share prices at of July 19, 2002 (last trading day before announcement of signature of share purchase agreement between Edison and Bunge) for comparable companies	
Aggregate Value / 2001 EBITDA	27.0%
Aggregate Value / 2001 EBIT	18.7%
Comparable Precedent Transactions	
Aggregate Value / EBITDA (last twelve months)	(29.4%)
Aggregate Value / EBIT (last twelve months)	18.1%

1 Considered as the last trading day not affected by rumors related to a potential acquisition of Cereol. After this date, Cereol share price increased to reflect a speculative control premium in anticipation of a potential transaction.

2 Reached on December 5, 2001.

3 Reached on September 25, 2001.

Source: Fininfo

Recommendation of the Board of Directors of Cereol

The Cereol Board of directors, presided by Mr. Carl Hausmann, met on October 15, 2002 and has determined unanimously that the acquisition of Cereol by Bunge Limited was consistent with Cereol's best interests as well as that of its shareholders. The board has reviewed the project of standing offer at a price of € 32 per share with a potential Additional Purchase Price of a maximum amount of € 3 per share tendered into the centralized branch of the offer, depending upon the resolution of the Ducros litigation. It considered that this offer would provide the holders of Cereol shares with immediate liquidity and thus recommends that shareholders tender their shares into the standing offer launched by Bunge Investments France S.A.S.

About Bunge Limited

Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with primary operations in North America and South America and worldwide distribution capabilities. Headquartered in White Plains, New York, Bunge has over 18,000 employees and operations in 21 countries. Bunge is the largest processor of soybeans in the Americas and the largest producer and supplier of fertilizers to farmers in South America. With its acquisition of Cereol S.A., Bunge becomes the world's leading oilseed processing company.

About Bunge Investments SAS

Bunge Investments SAS is a simplified joint stock company ("société par actions simplifiée") and a special purpose vehicle created to acquire Cereol. Bunge Investments SAS is a wholly-owned subsidiary of Bunge Limited.

About Cereol

Cereol is a leader in the processing of oilseeds, principally soybeans, rapeseed, canola and sunflower seed, and in the manufacturing, distribution and sale of food oils, meals for animal nutrition and food ingredients such as proteins and lecithins. Cereol is based in France, and has primary operations in North America and Europe. Cereol employs approximately 6,100 people, operates 52 industrial plants and has worldwide distribution capabilities.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect future results, causing them to differ materially from those expressed in our forward-looking statements: our ability to successfully integrate Cereol's operations and recognize anticipated benefits from the acquisition, estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic and political conditions in Brazil and Argentina; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.
The offer for the Cereol shares is made exclusively in France. In particular, the offer is not being made, directly or indirectly, in or into the United States or to any U.S. person, and the offer may not be accepted from the United States.

Contacts:

For Bunge Limited and Bunge Investments SAS:
Brunswick Group
Mark MacGann - Tel: +33 1 53 96 83 70 / Stéphanie Tessier - Tel: +33 1 53 96 83 79
For Cereol SA:
Henri Rieux - Tel : +33 1 41 43 19 52 / DGM : Tarick Dali - Tél : +33 1 40 70 11 89